Joint Filer Information and Signatures

Dated: August 10, 2016	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 10, 2016	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: August 10, 2016	LARRY N. FEINBERG /s/ Larry N. Feinberg